Rupert, Kevin C.

From:	Bulkin, Vlad [vlad.bulkin@sutherland.com]
Sent:	Tuesday, February 28, 2012 2:31 PM
To:	Pfordte, Richard; Rupert, Kevin C.
Cc:	Boehm, Steven; Mahon, John
Subject:	RE: TICC Shelf N-2 Undertaking
Attachments:	DOC001.PDF

Good afternoon,

Per your voice message to John Mahon, please find attached a mark-up of the undertaking to reference Section 8(c) of the Securities Act of 1933. Please let us know if this insertion works for you.

Thanks,

Vlad

Vlad Bulkin │ *Associate* │ 202.383.0815

To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.

From: Mahon, John
Sent: Tuesday, February 28, 2012 12:19 PM
To: 'pfordter@sec.gov'; 'rupertk@sec.gov'
Cc: Boehm, Steven; Bulkin, Vlad
Subject: Fw: TICC Shelf N-2 Undertaking

Rich/Kevin:

As a follow up to my voicemail to Rich earlier today, after discussing your requested undertaking with TICC, they have asked that we make the change to include the rights offering undertaking you mentioned when we spoke earlier today. To that end, please find attached a proposed undertaking, based on what THL Credit included in their recent shelf N-2. If you're comfortable with the proposed edit, we would propose to file TICC's pre-effective amendment later this afternoon.

Please feel free to call us if you have any questions.

Regards,

John

John J. Mahon
Partner
SUTHERLAND
1275 Pennsylvania Avenue, NW
Washington, DC 20004
202.383.0515 direct

From: Bulkin, Vlad
Sent: Tuesday, February 28, 2012 11:25 AM
To: Mahon, John
Subject: TICC Shelf N-2 Undertaking

John,

Please find attached a mark-up of TICC's shelf N-2, reflecting the undertaking with respect to rights offerings that we will be inserting into the N-2 in response to the SEC's comment.

Thanks,

Vlad

Vlad Bulkin | *Associate*

SUTHERLAND

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0815 direct | 202.637.3593 facsimile
vlad.bulkin@sutherland.com | www.sutherland.com
Biography | Download vCard

To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(6) Not applicable.

(7) The Registrant undertakes to file a post-effective amendment to the registration statement, in connection with any rights offering off of the registration statement.

pursuant to Section 8(c) of the Securities Act of 1933

